Exhibit 99.1

FOR IMMEDIATE RELEASE:

HUB Security and Blackswan Technologies to collaborate on providing a Cyber enterprise solution for one of largest EU banks

According to the framework agreement, management estimates revenue potential to exceed $25 million over the next 18 months

Tel-Aviv, Israel - December 1, 2023 /PRNewswire/ - HUB Cyber Security Ltd (Nasdaq: HUBC) (“HUB” or the “Company”), a Confidential Computing cybersecurity solution provider, announces a significant expansion of its collaboration with Blackswan Technologies Ltd., a leading U.S. enterprise-AI vendor, to provide a joint solution for enterprise Confidential Computing to the financial sector.

In connection with an agreement recently signed by Blackswan Technologies with one of Europe’s largest financial institutions, HUB undertook to provide Confidential Computing cybersecurity solutions to safeguard the bank’s critical data assets in their most vulnerable state – while undergoing processing. The framework agreement signed for 3 years term with potential 24 month extension. It is expected that Hub’s share of the revenue will exceed $25m within the year and a half.

Noah Hershcovitz, HUB’s Chief Strategy Officer, commented on the collaboration stating that: “Our partnership with Blackswan is expected to yield a significant increase in our customer pipeline as they are prominent in the banking, credit and investment communities – all major sectors – that have a cyber security hole that we know how to fill. This is an initial step towards an expansion on both clientele and new geographies for HUB’s business.”

“The cooperation between the two companies allows us to provide the customer with a comprehensive solution and a security product of the highest level,” stated Uzi Moskowitz, CEO of Hub Security. “This expanded collaboration with Blackswan Technologies reinforces our commitment to driving innovation and setting new standards in the global cybersecurity landscape.”

“We are pleased to collaborate with Hub Security in implementing advanced systems that bolster our clients’ cybersecurity within the regulatory and compliance computational processes,” added Udi Nessimyan, CEO of Blackswan Technologies. “This partnership marks a crucial step in advancing the capabilities of our data fabric infrastructure in addressing cybersecurity challenges faced by global financial institutions.”

For further information about this collaboration and Hub Security’s cybersecurity solutions, please visit www.BlackswanTechnologies.ai or www.HubSecurity.com.

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances, as well as a wide range of cybersecurity services worldwide.

About Blackswan Technologies:

BlackSwan Technologies is reinventing enterprise software through Agile Intelligence for the Enterprise – a fusion of data, artificial intelligence and cloud technologies that provides unparalleled business value. Blackswan Technologies offers multi-tier enterprise products that create the foundation for composable businesses, equipping enterprises with real-time adaptability and resilience for lasting market leadership. Customers rapidly can apply these products to a single challenge, then incrementally expand adoption across the enterprise, while interoperating with existing IT assets. BlackSwan Technologies is generating billions of dollars in economic value for renowned global brands, through accelerated innovation and operational efficiency. We partner with leading consultancies, ISVs, and MSPs to serve the aspirations of corporations, public sector entities, and innovative startups alike. The private company maintains gravity centers in the UK, Europe, Israel, the US, and Sri Lanka.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) The satisfaction of the development milestones set in forth in the agreement; (ii) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iv) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (vi) the ability to cure and meet stock exchange continued listing standards; (vii) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (viii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) limited liquidity and trading of HUB Security’s securities; (x) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xi) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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